2200 Ross Avenue, Suite 2200
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Telephone: 214-740-8000
Fax: 214-740-8800

www.lockelord.com

Gina E. Betts

Direct Telephone: 214-740-8515
Direct Fax: 214-740-8929

gbetts@lockelord.com

September 30, 2009

Via EDGAR

Jennifer L. Sawin, Esq., Branch Chief

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4041

Re:	Withdrawal of Capital Southwest Corporation's Application for an Order under Pursuant to
Section 6(c) of the Investment Company Act of 1940, as amended
File Number 812-13671

Dear Ms. Sawin:

On behalf of the Applicant identified above, we request that their Application for an Order of Exemption in the above-referenced matter be withdrawn. This request is submitted following the undersigned's discussion with Lewis B. Reich of the SEC staff on September 29, 2009.

Please contact the undersigned at the above-referenced number with any questions regarding his matter.

Sincerely,

/s/ Gina E. Betts
Gina E. Betts

Atlanta, Austin, Chicago, Dallas, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC